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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                              MASLAND CORPORATION
                           (Name of Subject Company)

                              MASLAND CORPORATION
                      (Name of Person(s) Filing Statement)

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                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                  574806 10 5
                     (CUSIP Number of Class of Securities)

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                               DANIEL R. PERKINS
                CHIEF FINANCIAL OFFICER, TREASURER AND SECRETARY
                              MASLAND CORPORATION
                                 50 SPRING ROAD
                               CARLISLE, PA 17013
                                 (717) 249-1866
          (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

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                                    Copy to:
                             PETER O. CLAUSS, ESQ.
                       CLARK, LADNER, FORTENBAUGH & YOUNG
                        ONE COMMERCE SQUARE, 22ND FLOOR
                             PHILADELPHIA, PA 19103
                                 (215) 241-1876

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     This Amendment amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (the "Statement") filed by Masland Corporation, a Delaware corporation (the "Company"), on May 30, 1996, as previously amended and supplemented by an Amendment No. 1, on May 31, 1996. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-9 under the Securities Exchange Act of 1934, as amended.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     Item (8) is hereby amended and supplemented by adding the following:

     On June 4, 1996, the Company announced its intention to acquire the assets of the Acoustic Materials Business of The Dexter Corporation. Lear granted a waiver under the Merger Agreement to permit the Company to pursue, but not to consummate, the proposed transaction. Consummation of the proposed transaction is subject to favorable completion of further due diligence by the Company, the execution of definitive and mutually satisfactory documentation for the transaction, approval by the Board of the Company, compliance with applicable filing provisions of the HSR Act and expiration (or early termination) of the waiting period thereunder, and receipt of all consents and approvals of third parties as may be required, for consummation of the proposed transaction, including consent by Lear. The Company's press release, dated June 4, 1996, is attached hereto as Exhibit (12) and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is hereby amended and supplemented by adding the following exhibit:

     Exhibit 12. Text of Press Release, dated June 4, 1996, issued by the
Company.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MASLAND CORPORATION

                                          By:       /s/ DANIEL R. PERKINS
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                                                      Daniel R. Perkins
                                                   Chief Financial Officer,
                                                   Treasurer and Secretary

June 7, 1996
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                               INDEX TO EXHIBITS

   EXHIBIT
     NO.                                               DESCRIPTION
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
Exhibit 99.1*    --    Pages 6-10 of the Company's Proxy Statement, dated October 10, 1995, for its 1995 Annual Meeting of Stockholders.
Exhibit 99.2*    --    Employment Agreement, dated May 29, 1996, between Lear, the Company and Dr.
                       Frank J. Preston.
Exhibit 99.3*    --    Agreement, dated May 29, 1996, between the Company and Daniel R. Perkins.
Exhibit 99.4*    --    Termination, Consulting and Noncompete Agreement, dated May 29, 1996, between Lear, the Company and William J. Branch.
Exhibit 99.5*    --    Agreement and Plan of Merger, dated as of May 23, 1996, between Lear
                       Corporation, PA Acquisition Corp., and Masland Corporation.
Exhibit 99.6*    --    Stockholders Agreement, dated as of May 23, 1996, between Lear Corporation,
                       PA Acquisition Corp., William J. Branch, Larry W. Owen and Darrell F.
                       Sallee.
Exhibit 99.7*    --    Amendment, dated May 23, 1996, to the Rights Agreement between the Company and Mellon Securities Trust Company, as Rights Agent, dated as of November
                       16, 1995.
Exhibit 99.8*    --    Confidentiality and Standstill Agreement, dated March 14, 1996, between and among the Company, and its subsidiaries, and Lear Corporation, and the subsidiaries.
Exhibit 99.9*    --    Press Release issued on May 24, 1996.
Exhibit 99.10*   --    Letter to Stockholders of the Company, dated May 30, 1996.
Exhibit 99.11*   --    Letter from Goldman, Sachs & Co., dated May 23, 1996.
Exhibit 99.12    --    Text of Press Release, dated June 4, 1996, issued by the Company.

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* Previously filed.